SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated June 11, 2010

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1423315	June 11, 2010



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SEC File No. 82-34751

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Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	10:44 11-Jun-2010
Number	HUG1423315

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Elementis plc

2 Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification obligation:	Lloyds Banking Group plc
4. Full name of shareholder(s) (if different from 3.):	See Section 9
5. Date of the transaction and date on which the threshold is crossed or reached:	03 June 2010
6. Date on which issuer notified:	10 June 2010
7. Threshold(s) that is/are crossed or reached:	Direct / Indirect holdings increased to above 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ord.5p ISIN GB0002418548	27,752,704	27,752,704	1,402,736	1,402,736	30,064,436	0.313%	6.708%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
31,467,172	7.021%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

31,037,365 shares (6.925%) are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned

subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds Banking Group plc (Indirect Interests).

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 448,162,702
14. Contact name:	Matthew Wilson
15. Contact telephone number:	0113 235 7729

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

11 June 2010

HUG#1423315

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